GMAC

Commercial Mortgage

Servicing Officer Certificate

For the Year Ended December 31, 2001

GMAC Commercial Securites

Series 2001-C2

Pursuant to GMAC Commercial Mortgage Corporation Servicing standards, I hereby attest that:

A review of the activities of GMAC Commercial Mortgage Corporation as Servicer

during the period, and of its compliance with procedures has been made under my

Supervision.

To the best of my knowledge, based on such review, GMAC Commercial Mortgage

Corporation as Servicer, has fulfilled all of its obligations throughout the period.

GMAC Commercial Mortgage Corporation, as Master Servicer, has received no notice regarding qualifications, or challenging the status, of the Trust Fund as a

REMIC from the Internal Revenue Service or any other governmental agency or body.

GMAC COMMERCIAL MORTGAGE CORPORATION

Brian T. Stauffer

By: Brian T. Stauffer

Title: Senior Vice President

Date: March 29, 2002

.569

A

200 Witmer Road * P.O. Box 1015 * Horsham, PA 19044-8015